Filed by Ingersoll-Rand Company Limited.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is a letter and related materials sent to IR employees.

***

To Ingersoll Rand Employees:

Today we announced an exciting move for our company, one that represents a major milestone in our company’s transformation. We signed an agreement to acquire Piscataway, NJ-based Trane, a leading global supplier of energy-efficient heating, ventilating and air conditioning systems and advanced building controls for commercial and residential markets. The press release announcing this transaction can be found here.

This transaction solidifies Ingersoll Rand’s status as a premier global diversified industrial company with leading positions in climate control, industrial and security markets. The combined businesses will have revenues of approximately $17 billion, with approximately $11 billion of our total revenues deriving from global climate control markets.

Bringing together our company with Trane meets our objective of adding less-cyclical businesses to our portfolio with strong brands, strong global growth prospects and sizable recurring revenues. Trane’s strong businesses in commercial and residential climate control complements our own highly regarded Hussmann and Thermo King businesses, and gives us a leading global position with a portfolio of premium brands.

At the same time, we improve our ability to deliver enhanced long-term value for Ingersoll Rand customers through expanded and comprehensive climate control solutions. Together, with Trane, we can work more strategically with all of our customers, broadening our product and service offerings for them through our complementary solutions.

Let me provide you with a few examples of our opportunities as a combined company. Trane currently uses third parties to service its light commercial products. We believe this represents an opportunity for our existing climate control service organization to capture that sizable recurring revenue stream. In addition, with Trane’s capabilities we are better positioned to provide technologies, products and services throughout the cold chain. Specifically, we will participate in all of the activities and processes necessary to preserve foods and perishables from their point of origin through their point of consumption or use. Also, we offer Trane an expanded global manufacturing footprint. While this obviously will benefit Trane, it also enables our organization to take on production in existing facilities where appropriate.

Seven years ago, we recognized the need for sweeping change in our company’s business model and undertook our transformation. From the beginning, our priorities have included decreasing the cyclicality of our business portfolio and pursuing profitable growth, while becoming more global, more customer-centric and more innovative. The Trane acquisition substantially advances our progress in all of these areas.

Following the completion of closing conditions, including regulatory reviews and approval by Trane shareholders, we expect to complete this transaction toward the end of the first quarter or the beginning of the second quarter of 2008. In the meantime, Ingersoll Rand and Trane will remain separate companies, with separate management and customers.

Prospectively, our plan is to operate Trane’s Commercial and Residential businesses as two separate businesses, reporting directly to me. Of course, under the Dual Citizenship model, these businesses will interact with the Climate Control Technologies Sector to leverage knowledge, intellectual property, best practices, and resources for the businesses’ mutual benefit. Also, we expect to maintain our current approach of operating multi-site corporate and shared service locations, which will include the addition of comparable Trane facilities.

Clearly, this is an exciting day for Ingersoll Rand employees, customers, shareholders and our other stakeholders. We will provide more information as we make progress with the integration process. In the meantime, thank you for your continued hard work and support which has helped to make this possible.

Sincerely yours,

Herb Henkel

Note: Because the transaction is subject to a vote of Trane stockholders and requires registration of the shares of Ingersoll Rand to be issued in the transaction, our written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus. As a result, the following information (legends) needs to be included in our communications to satisfy legal requirements.

Editor’s note: Herb Henkel will host a special webcast via the Internet today at 4:00 p.m., Eastern U.S. time, to discuss today’s announcement. Because of the need to prevent potential disruptions to other web- or Internet-related business applications, we only can accommodate a limited number of connections to the webcast at any given time. As a result, we are asking our locations to reserve meeting spaces where a sizable number of employees can view and listen to the webcast together. In addition, large meeting spaces should have the ability to amplify the audio feed from the presenting computer.

Details for the webcast will be available later today and sent via a Special IRDN.

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***

The Next Chapter in Our Success Story

2 Next Chapter of Success
This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and
involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane's or IR's expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-
looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov).  Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.
This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc.  In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well.  BEFORE MAKING ANY VOTING OR INVESTMENT
DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY
OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  The final proxy statement/prospectus will be mailed to Trane’s stockholders.
Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box
0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations,  (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway,
NJ  08855 Attention:  Investor Relations,  (732) 980-6125.
IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006
Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
***

3 Next Chapter of Success Agenda • Discuss today’s news • Introduce Trane • Explore the strategic value of the combined company • Questions and answers

4 Next Chapter of Success Combining two great companies to create a premier global diversified industrial company! Continuing our journeys…. together

5 Next Chapter of Success
The transaction
•
Effective early 2008, pending shareholder approval and
government clearances
•
All worldwide assets
•
All worldwide operations
•
Commercial and Residential businesses

6 Next Chapter of Success Introduction to Trane

7 Next Chapter of Success
Trane overview
$7.4F Billion 2007 Sales
Sales by
Geography
International
24%
North America
76%
Commercial
Completes
43%
Commercial
Controls, Parts
& Services
43%
Residential
28%
•
Founded 1864, headquartered in
New Jersey
•
Concluded separation plan:
– WABCO spin-off, Aug. ‘07
– Sale of Bath & Kitchen, Nov. ‘07
•
Leading global HVAC manufacturer
for commercial & residential markets
•
Products include large commercial
chillers, HVAC building systems, and
residential A/C units
•
Broad customer base
•
Premier brands:  Trane, American
Standard
•
29,000 employees, 29 manufacturing
locations worldwide

8 Next Chapter of Success • Air conditioners • Air cleaners • Heat pumps • Furnaces • Thermostats • Humidifiers • Boilers Trane Residential

9 Next Chapter of Success • HVAC systems • Building controls • Building services Trane Commercial

10 Next Chapter of Success
Trane highlights
•
Large-scale, global business with 2007E revenue of $7.4 billion and EBITDA of
$815 million
•
#1 or #2 HVAC positions globally with pre-eminent brands
•
Industry-leading distribution with global footprint creates competitive advantage
•
Strong organic sales growth and consistent operating margins through the cycle
•
Compelling growth and margin outlook
– Attractive long-term end market fundamentals driven by replacement demand and accelerating service/recurring revenue opportunity
– Positive industry dynamics, such as energy conservation and ever-
growing installed base, support growth outlook
– End market diversity provides long term stability
•
Leading position in North America with substantial international growth opportunity
•
Trane will benefit from Ingersoll Rand’s international presence and established distribution network
•
Limited exposure to U.S. new residential construction (approx. 5-7% of total sales)
Industry
Leading
Position
Strong
Historical and
Future Growth
Profile
International
Opportunities
Limited
Exposure to
Housing
1 Estimated debt and cash of $1,055mm and $900mm, respectively, as of December 31, 2007.

11 Next Chapter of Success
Trane’s Leading Products and Distribution
Source: Trane Management and public filings
Residential Products
Commercial Products
Leading Global Sales and Distribution Network
Over 100 countries
500+ company owned
sales, service and
distribution locations
Strong independent
commercial and residential
distribution
23,000+ associates /
dealers
3,300+ sales engineers
4,300+ service technicians
Proprietary Distribution Network Enhances Our Global Footprint

12 Next Chapter of Success
The combined company
•
$17 billion in projected annual revenues; $11+ billion
revenues in the global climate control market
•
Expanded product and service offerings for climate control
markets
•
Increased scale and global presence
•
Enhanced innovation and new product development
capabilities
•
Stronger competitive position in our markets

13 Next Chapter of Success
A strong strategic fit
A leading climate control business for the 21
st
century
•
Shared industry expertise
•
Commitment to leadership in climate control markets
•
Complementary products and services with no overlap
•
Both market leaders in respective core products
•
Similar heritage of innovation and success
•
Prepared to meet the growing global demand for climate
control solutions

14 Next Chapter of Success
Complementary products and services
•
Air conditioning systems and services
•
Building controls
•
Commercial and residential HVAC
•
Truck, trailer and sea container refrigeration equipment
•
Refrigerated retail displays and stationary refrigeration
•
Bus and rail HVAC

15 Next Chapter of Success
World-Leading Climate Control Business
•
Technology & services platform for delivering climate control solutions across spectrum of high-value mobile & stationary applications worldwide
•
Broadening climate control solutions for the world we live in today
– Enhancing life, air quality & food safety… significantly beyond comfort & preservation
– Multiple “Cold Chain” opportunities, especially in emerging markets
•
Leveraging Climate Control platform
– Service capability
– Engineering and technology
– Manufacturing and sourcing
#1 US
#2 Worldwide
Commercial HVAC
Equipment
#1 North America
remote display
cases
#1 North America
service provider
#1 Worldwide
transport
refrigeration
+
+
Market Leader in Climate Control

16 Next Chapter of Success
• All of the activities and processes necessary to
preserve foods and perishables from their point of
origin through their point of consumption or use.
Cold Chain
Food
Harvest
Vending &
Logistics Mgmt
End-Use
Food Service
End-Use
Retail
Large
Warehousing
Food
Processing
Transport Transport
Transport

17 Next Chapter of Success
Expanding customer value
•
Broader line of products and services
– End-to-end solutions across the cold chain
•
Expanded global presence
– Positioned to participate in emerging-market growth
•
Enhanced service network
– Immediate opportunities in light-commercial services
•
Broader technology base to drive innovation
– Climate quality, energy efficiency, alternative refrigerants

18 Next Chapter of Success
Ingersoll Rand’s business structure today
Climate Control
Technologies
Industrial
Technologies
Security
Technologies
Club Car (Golf Cars
And Utility Vehicles)
Hussmann (Stationary
Refrigeration)
Thermo King (Transport
Refrigeration)
Ingersoll Rand
(Air Solutions, Tools,
Energy Systems and
Material Handling)
Sectors
Primary
Brands &
Businesses
Multiple Brands (Exit
Devices, Door
Closers, Biometric
Access Control,
Integrated Systems)
Schlage (Mechanical
And Electronic Locks)

19 Next Chapter of Success
The new Ingersoll Rand
Climate Control
Technologies
Industrial
Technologies
Security
Technologies
Trane
Residential
Trane
Commercial
~$11 Billion ~$3 Billion ~$3 Billion
*2008 Pro Forma

20 Next Chapter of Success
Powerful market leading brands
#1 N. America
lock and door
hardware
#1 Worldwide
golf cars
#1 N. America
retail display
cases
#1 N. American
service provider
#1 Worldwide
transport
refrigeration
#1 N. America
air compressors,
air tools
#1 US
#2 Worldwide
Commercial HVAC
Equipment
#1 or #2 in Major Markets

21 Next Chapter of Success
What to expect
•
Operate Commercial and Residential businesses as
separate units within Ingersoll Rand
•
Run corporate and shared service functions consistent with
Ingersoll Rand’s multi-site approach
•
Identify cross-selling and service revenue synergies
•
Identify material, supplier, procurement, manufacturing and
administrative efficiencies
•
Communicate frequently using multiple channels and
methods

22 Next Chapter of Success What’s next? • Shareholder approval • Government reviews • Transition period • Joint integration teams

Creating a premier global organization!